Exhibit 99.1

Scienjoy Holding Corporation Reports Interim Nine months ended September 30, 2021 Unaudited Financial Results

Revenues up 52.5% Year Over Year

Adjusted Net Income up 37.5% Year Over Year

Nine months 2021 Revenues and Adjusted Net Income Approach Fiscal Year 2020 Results

BEIJING, November 22, 2021 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its unaudited financial results for the nine months ended September 30, 2021.

Nine Months 2021 Operating and Financial Highlights

●	Total net revenues for the nine months ended September 30, 2021 increased by 52.5% to RMB1,171.2 million (US$181.8 million) from RMB767.8 million in the same period of 2020.

●	Gross profit for the nine months ended September 30, 2021 increased by 27.4% to RMB232.4 million (US$36.1 million) from RMB182.4 million in the same period of 2020.

●	Net income for the nine months ended September 30, 2021 increased by 7.7% to RMB237.5 million (US$36.9 million) from RMB220.5 million in the same period of 2020.

●	Adjusted net income for the nine months ended September 30, 2021 increased by 37.5% to RMB182.6 million (US$28.3 million) from RMB132.8 million in the same period of 2020.

●	Total paying users for the nine months ended September 31,2021 decreased by 10.8% to 648,465 from 727,385 in the same period of 2020.

●	Active broadcasters for the nine months ended September 31,2021 increased by 28.2% to 250,497 from 195,422 in the same period of 2020.

●	As of September 30, 2021, the Company had RMB291.9 million (US$45.3 million) in cash and cash equivalents, which represented an increase of 29.9% from RMB224.8 million as of December 31, 2020.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “Scienjoy has continued to achieve outstanding financial and operational results in the first nine months of 2021. Our revenues and adjusted net income for the nine months of 2021 are close to the full year results of fiscal year 2020, which reflect tremendous growth in our business. We have made significant progress on improving operating efficiency through refined operations and continued to invest and adopt extensive cutting-edge technologies to improve overall users’ experience. The rapid growth number of active broadcasters has proved our strong capabilities in addressing increasing demands for livestreaming. Looking forward, we are committed to building the metaverse in the livestreaming field, by using Artificial Intelligence (AI), Augmented Reality (AR), Virtual Reality (VR), Mixed Reality (MR), big data, and blockchain to upgrade the fundamental elements of livestreaming settings and expand the offerings of livestreaming content. With the continuous development and application of advanced technologies, we aim to fulfill the fast-evolving expectations of our users and broadcasters, which are building an interactive connection between users and broadcasters and customizing their own experiences with a vast variety of contents and features. We remain optimistic and believe that we are well positioned to continue to capture the opportunity in the rapidly expanding and evolving market for live entertainment mobile streaming.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “We continued to deliver strong financial results in the first nine months of 2021 as we focused on investing in technologies to improve our platform and delivering the attractive experiences to our users and broadcasters. The significant increase in revenue and adjusted net income demonstrated the attractiveness of our platform. Looking ahead, we will still be dedicated to facilitating user growth, enhancing monetization and developing our technologies and ambition in building metaverse in livestreaming. We are confident that we will continue to generate significant revenue and provide greater value to our shareholders in the long term.”

Nine Months 2021 Financial Results

Total net revenues for the nine months ended September 30, 2021 increased by 52.5% to RMB1,171.2 million (US$181.8 million) from RMB767.8 million in the same period of 2020, because more quality content are provided through our integrated multiple live streaming platforms including Beelive platforms we acquired in September 2020 and our ARPPU for the nine months ended September 30, 2021 increased by 70% comparing to the same period of last year, partially offset by decrease in number of paying users.

Cost of revenues for the nine months ended September 30, 2021 increased by 60.4% to RMB938.8 million (US$145.7 million) from RMB585.4 million in the same period of 2020. The increase was primarily attributable to a 58.7%, or RMB297.0 million, year-over-year increase in the Company’s revenue sharing fees and content costs, which was consistent with the 28.2% year-over-year increase in active broadcasters as well as the growth of the Company’s overall live streaming operations for the nine months ended September 30, 2021. In addition, the Company incurred share based compensation of RMB3.4 million for the nine months ended September 30, 2021 and no such expense incurred in the same period of last year.

Gross profit for the nine months ended September 30, 2021 increased by 27.4% to RMB232.4 million (US$36.1 million) from RMB182.4 million in the same period of 2020.

Total operating expenses for the nine months ended September 30, 2021 increased to RMB85.6 million (US$13.3 million) from RMB41.5 million in the same period of 2020.

●	Sales and marketing expenses for the nine months ended September 30, 2021 kept constant at RMB3.7 million (US$0.6 million) as compared to the same period of 2020.

●	General and administrative expenses for the nine months ended September 30, 2021 significantly increased to RMB38.6 million (US6.0 million) from RMB19.7 million in the same period of 2020.The increase was primarily because we had a share based compensation of RMB3.6 Million (US$0.6 million) and higher listing-related professional fees, employee salary and welfare and amortization of intangible assets as compared to the same period of 2020.

●	Research and development expenses for the nine months ended September 30, 2021 increased by 91.6% to RMB39.8 million (US$6.2 million) from RMB20.8 million in the same period of 2020. The increase was due to higher R&D headcount and the Company had share based compensation of RMB5.4 million (US$0.8 million) in the first nine months ended September 30, 2021.

●	Provision for doubtful accounts for the nine months ended September 30, 2021 was RMB3.4 million (US$0.5 million) as compared to a recovery for doubtful accounts of RMB2.7 million in the same period of 2020

Income from operations for the nine months ended September 30, 2021 increased by 4.2% to RMB146.8 million (US$22.8 million) from RMB140.9 million in the same period of 2020.

Change in fair value of contingent consideration for the nine months ended September 30, 2021 decreased by 48.1% to RMB45.5 million (US$7.1 million) from RMB87.6 million in the same period of 2020. Change in fair value of contingent consideration is derived from the Company’s reverse recapitalization with Wealthbridge Acquisition Limited on May 7, 2020, and acquisition of BeeLive on August 10, 2020, which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrants liability for the nine months ended September 30, 2021 amount to RMB21.8 million (US$3.4 million). The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in marketable security for the nine months ended September 30, 2021 amount to RMB27.6 million (US$4.3 million) In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Net income for the nine months ended September 30, 2021 increased by 7.7% to RMB237.5 million (US$36.9 million) from RMB220.5 million in the same period of 2020.

Adjusted net income for the nine months ended September 30, 2021 increased by 37.5% to RMB182.6 million (US$28.3 million) from RMB132.8 million in the same period of 2020.

Basic and diluted net income per ordinary share for the nine months ended September 30, 2021 were both RMB7.73 (US$1.20). In comparison, basic and diluted net income per ordinary share for the nine months ended September 30, 2020 were both RMB10.14, respectively.

Adjusted basic and diluted net income per ordinary share for the nine months ended September 30, 2021 were both RMB5.94 (US$0.92). In comparison, both adjusted basic and diluted net income per ordinary share for the nine months ended September 30, 2020 were RMB6.11.

As of September 30, 2021, the Company had cash and cash equivalents of RMB291.9 million (US$45.3 million) compared to RMB224.8 million as of December 31, 2020.

Business Outlook

The Company expects its total net revenues to be in the range of RMB393 million to RMB455 million in the fourth quarter of 2021. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly in respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

About Scienjoy Holding Corporation Limited

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With approximately 250 million registered users, Scienjoy currently operates four livestreaming platform brands, including Showself, Lehai, Haixiu, and BeeLive, which features both the Mifeng Chinese version and BeeLive International version. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR), virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on September 30, 2021, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Ray Chen
VP, Investor relations
Scienjoy Inc.
+86-010-64428188
ray.chen@scienjoy.com

Tina Xiao
Ascent Investor Relations
+1 (917) 609-0333
tina.xiao@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31	As of September 30
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	224,768	291,879	45,299
Accounts receivable, net	228,214	228,478	35,459
Prepaid expenses and other current assets	13,753	26,750	4,151
Amounts due from related parties	7	13,007	2,019
Investment in marketable security	-	40,606	6,302
Total current assets	466,742	600,720	93,230

Property and equipment, net	1,356	1,475	229
Intangible assets, net	239,634	236,686	36,733
Goodwill	92,069	92,069	14,289
Long term investments	5,000	53,000	8,225
Long term deposits and other non-current assets	1,382	12,139	1,884
Deferred tax assets– non-current	5,654	5,147	799
Total non-current assets	345,095	400,516	62,159
TOTAL ASSETS	811,837	1,001,236	155,389

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	67,089	35,406	5,496
Accrued salary and employee benefits	18,141	12,155	1,886
Accrued expenses and other current liabilities	12,358	7,365	1,143
Current portion of contingent consideration – earn-out liability	92,183	52,783	8,192
Income tax payable	8,581	11,245	1,745
Loan payables - related parties	-	11,468	1,780
Deferred revenue	49,567	70,744	10,979
Warrants liabilities	29,558	5,090	790
Total current liabilities	277,477	206,256	32,011
Non-current liabilities
Deferred tax liabilities - non current	59,729	58,992	9,155
Contingent consideration – earn-out liability	15,116	8,175	1,269
Total non-current liabilities	74,845	67,167	10,424
TOTAL LIABILITIES	352,322	273,423	42,435
Commitments and contingencies
Shareholders’ equity
Ordinary share, no par value, unlimited shares authorized, 27,037,302 and 30,844,642 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively	(96,349)	133,719	20,753
Shares to be issued	200,100	-	-
Statutory reserves	18,352	28,824	4,473
Retained earnings	322,610	549,643	85,303
Accumulated other comprehensive income	14,802	15,627	2,425
Total shareholder’s equity	459,515	727,813	112,954
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	811,837	1,001,236	155,389

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For nine months ended
	September 30,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	743,882	1,133,248	175,877
Live streaming - time based virtual items revenue	20,431	25,527	3,962
Technical services	3,491	12,416	1,927
Total revenues	767,804	1,171,191	181,766
Cost of revenues	(585,379)	(938,797)	(145,699)
Gross profit	182,425	232,394	36,067
Operating expenses
Sales and marketing expenses	(3,739)	(3,746)	(581)
General and administrative expenses	(19,739)	(38,606)	(5,992)
Recovery (provision) for doubtful accounts	2,746	(3,405)	(528)
Research and development expenses	(20,770)	(39,793)	(6,176)
Total operating expenses	(41,502)	(85,550)	(13,277)
Income from operations	140,923	146,844	22,790
Interest income	2,154	1,882	293
Other income (expenses), net	(4,778)	(84)	(13)
Foreign exchange (loss) gain, net	983	(34)	(5)
Change in fair value of contingent consideration	87,648	45,463	7,056
Change in fair value of warrants liability	-	21,830	3,388
Change in fair value of investment in marketable security	-	27,648	4,291
Income before income taxes	226,930	243,549	37,800
Income tax benefit (expenses)	(6,465)	(6,044)	(938)
Net income	220,465	237,505	36,862
Other comprehensive income - foreign currency translation adjustment	5,282	825	128
Comprehensive income attributable to the Company’s shareholders	225,747	238,330	36,990
Weighted average number of shares:
Basic and diluted	21,746,691	30,728,931	30,728,931
Earnings per share:
Basic and diluted	10.14	7.73	1.20

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the nine months ended
	September 30,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	US$
Net income	220,465	237,505	36,862
Less:
Change in fair value of contingent consideration	87,648	45,463	7,056
Change in fair value of warrants liability	-	21,830	3,388
Share based compensation	-	(12,367)	(1,919)
Adjusted net income*	132,817	182,579	28,337

Adjusted net income per ordinary share
Basic and diluted	6.11	5.94	0.92

“Adjusted net income” is defined as net income excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.